Press Release

Lizhan Environmental Appoints New CFO and Director

TONG XIANG, Zhejiang, China, March 4, 2011 /PRNewswire-Asia/ -- Lizhan Environmental Corporation ("Lizhan" or the "Company") (Nasdaq:LZEN - News), a China-based supplier of synthetic leather and other fabrics manufactured from recycled leather waste, announced today the appointment of Shan Cui to the position of Chief Financial Officer effective immediately in replace of Angell Chang, who is resigning for health reasons. The Company is also pleased to announce the appointment of Xiaoming Liu to the Board of Directors and Jiaying Cheng as the Lizhan Textile (Zhejiang) Co., Ltd.'s new general manger. Mr. Liu and Cheng replace the Company's outgoing director and Lizhan Textile (Zhejiang) Co., Ltd.'s general manager, Jianrong You, who is resigning to pursue other interests.

Ms. Cui is a finance executive with 15 years international and domestic experience concentrated in investment banking advisory, financial planning and analysis, reporting and system implementation. She is a leader with strong analytical skills, robust business acumen and extensive experience maximizing business opportunities. Most recently, from 2010 to 2011, she served as a managing director of Capital First International, which is an investment banking advisory firm specializing in serving middle market companies in US and China. At Capital First International, she advised mid market companies on acquisitions, funding, market entry as well as represented Chinese companies that completed public offering in the US. Ms. Cui also had P&L responsibilities of $2 billion as the CFO for LYCRA® and Spandex at Invista from 2003 to 2004.  Ms. Shan, who earned her MBA in finance at Georgia State University, is a CFA Level II candidate.

Mr. Xiaoming Liu is a well known and highly respected employee at Lizhan. As the brother of the Company's Chairman and CEO, Mr. Xiaoming Liu has been working with Mr. Jianfeng Liu for eight years, and has been with Lizhan since its establishment in 2005. Mr. Xiaoming Liu is the manager of the Company's purchasing department, responsible for the Company's purchasing management process, supplier management process and the supervision of the purchasing department.

Mr. Jiaying Cheng, a Korean trained textile expert, brings 13 years of textile manufacturing experience in launching new technology especially in dyeing fabric. Mr. Cheng was a general manager of Haining Wansheng Dyeing Ltd. prior to joining Lizhan, in charge of the operation and new plant construction.

Commenting on the appointment, Mr. Jianfeng Liu, the Company's Chairman and CEO, stated, "Shan's experience in international finance and investment and her leadership skills in fabric and apparel business will greatly benefit Lizhan as we continue to execute on our plans to build shareholder value.  Shan's broad business experience will be a valuable asset to our management team. I want to thank Angell Chang for her tremendous contribution to Lizhan's initial public offering, which is an important milestone for the Company. We are also thrilled to have Mr. Liu and Mr. Cheng as part of the Lizhan management team. Their knowledge and experience in textile operations and project management gives me every confidence that we are well-staffed and poised to grow this company to its fullest potential."
Ms. Cui commented, "I was attracted to Lizhan by its stature as an innovative leader in the eco-friendly fabric manufacturer. In addition to my responsibilities with respect to the Company's internal audit and internal controls, my focus will be on financial planning, analysis of public markets and communicating with investors that will support Lizhan and its ongoing development in the eco-friendly leather industry in the PRC. I look forward to working with the Chairman and the management team to continue to build on the tradition of entrepreneurship and innovation that has made the company a recognized name in eco-friendly fabric industry."

About Lizhan Environmental Corporation
Lizhan Environmental Corporation manufactures, distributes and markets environmentally-friendly synthetic leather and other fabrics from recycled leather waste. The Company's products are mainly used in furniture, garment, automotive and other consumer applications.

Safe Harbor Statements
This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F. All information provided in this press release is as of the date of this release. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:
Corporate Contact: Lizhan Environmental Corporation Silvia Liu, Secretary of the Board Phone: +86 573 8862 1268 Email: ir@lzencorp.com Website: www.lzencorp.com	Investor Relations Contact Cooper Global Communications Phone: (212)317 1400 Richard Cooper Email: rcooper@cgc-us.com Sabrina Zhang szhang@cgc-us.com